SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company" or "Eletrobras"), hereby inform our shareholders and the market in general that, on this date, occurs the inflow of funds in the Company, in the amount of R$ 970,000,000.00 (nine hundred and seventy million reais), in form of Advances for Future Capital Increase (“AFAC”) made by the controlling shareholder, Federal Government.

These resources aim to complete the sources of necessary resources for the Global Spending Program (“PDG”) 2016.

As previously known by the market, Eletrobras is in corporate restructuring process, which has as main objectives: (i) reduction in the level of indebtedness; (ii) reducing operating and financial costs and expenses; (iii) economic and financial viability of the electricity distribution subsidiaries, aiming to transfer its share control by the end of 2017; (Iv) increasing the efficiency and productivity of the Company; (v) rationalization of its investments; and (vi) improving corporate governance.

In this context, the Company seeks an optimal capital structure and believes that the said the capitalization, through shareholders’ resources, will contribute to does not increases the financial commitments with contract costs that would not be attractive at the moment and that could compromise efforts that are being made for aforementioned corporate restructuring.

It is important to remember that Eletrobras' generation and transmission electric energy companies will receive the receivables relating to financial revenues from transmission assets existing on May 31, 2000, called Existing Basic Network System - RBSE as MME Ordinance No. 120/2016, which will constitute an important source of revenue, but such resources may be allocated for generation and transmission's long-term investments, once these receivables will only start to be paid from July 2017.

MARKET ANNOUNCEMENT

The Company will keep the market informed about the future capitalization of mentioned AFAC, as well as the R$ 1 billion (one billion reais) AFAC held in April 2016, and should be observed on this occasion, all the formalities established in the applicable legislation.

Rio de Janeiro, September 9, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.